January 2013: Fourth Quarter Review

Roller Coaster Market

The market was a bit of a roller coaster in the fourth quarter. Stocks slumped during the latter part of the presidential campaign and plunged on November 7 on worries that tax hikes were more likely in the wake of President Obama's re-election. Some of the weakness can also be attributed the Northeast's Hurricane Sandy. But the market rallied beginning November 16th, amid hopes for avoiding the fiscal cliff and aided by economic stabilization in the U.S., China and Europe. After all the market gyrations, the S&P 500 Index was off only 1% for the quarter. For the full year, the S&P 500 Index proved to be remarkably resilient, providing a price return of 13.4%. Expecting some meaningful downside price pressure in 2012, given the year's numerous economic and political challenges, the PCJ Performance Fund followed a strategy designed to
protect against a large market decline.   While the market experienced periods
of weakness, policy initiatives by the European Central Bank and the Federal Reserve provided important downside support. Just as it seemed that leading stocks were breaking down at various times during the year, portending a significant market decline, prices began to stabilize. Yet, trading patterns confirming that a sustained market advance is underway were delayed, which
limited the Fund's participation.   The whip-saw nature of the market and a
higher than normal level of cash maintained to protect against a declining market caused the Performance Fund to lag its benchmark for the year.

GDP Growth Accelerates while Earnings Plateau

The government reported that third-quarter GDP growth accelerated to 3.1% from the 2.0% pace in the second quarter, however government expenditures and inventory building accounted for most of the increase. Little of that growth made its way to the corporate bottom line as profits for the S&P 500 companies inched up only 0.1% in the third quarter and revenue fell 0.8%. That marked the weakest earnings performance since the third quarter of 2009. Unemployment remained stubbornly high for the quarter, ranging between 7.7 - 7.9%, as increased GDP growth failed to translate into faster job growth. The Federal Reserve announced additional steps to bolster economic growth by keeping interest rates near zero as long as unemployment remained above 6.5%, and further expanding quantitative easing by more than doubling its bond purchases to $85 billion per month. Still, there was some good news last quarter as existing-home sales were on track to rise 10% in 2012, hitting their highest level since 2007, according to the National Association of Realtors.

Analysts Expect Continued Moderate Growth in 2013

Most analysts expect continued modest GDP growth in 2013 of about 2%. Investors responded favorably to the tax increase agreed to by Congress and the administration at the first of the year since it was smaller than expected. The increase made the Bush tax rates permanent for all taxpayers under $450,000 filing jointly, fixing total tax revenues at about 17% of GDP. Now that the politicians have gotten the tax increase they wanted, that puts the onus on spending restraint as Congress and the administration go through another round of negotiations to raise the country's debt limit. The last debt limit negotiations were so rancorous that it resulted in the market pulling back by about 10% and resulted in a downgrade of the nation's credit rating. If our political leaders can avoid a replay of those negotiations, the market may react favorably to stable economic growth both in the U.S. and abroad. We are still concerned about risks to the downside since policymakers have made little progress on our global debt imbalance and 2013 is the fifth year of a market recovery.



MARKET  SECTOR  PRICE  CHANGES



                            % 3 Months             %YTD

S&P 500 Index                -1.0%                13.4%
Russell Large Index          -0.5%                13.9%
Russell Mid Index             2.4%                15.2%
Russell Small Index           1.4%                14.6%
Russell 3000 Index           -0.3%                14.0%




Last  3  Months  and  YEAR-TO-DATE



VALUE          BLEND          GROWTH
0.8%           -0.5%           -1.8%       LARGE
14.5%          13.9%           13.3%
3.3%            2.4%            1.4%      MEDIUM
15.8%          15.2%           14.5%
2.6%            1.4%            0.2%       SMALL
15.5%          14.6%           13.7%




ECONOMIC  SECTOR  ALLOCATION



Sector                    Fund        S&P 500
Consumer Discretion        10%            11%
Consumer Staple             4%            11%
Energy                      5%            11%

Financial                   9%            15%
Health Care                12%            12%
Industrials                 2%            10%

Information Tech           14%            19%
Materials                   6%             4%
Telecommunications          0%             3%

Utilities                   0%             4%
Sector-Specific ETFs       16%            N/A
Cash                       20%            N/A
Other                       2%            N/A



STOCK  SECTOR  ALLOCATION



VALUE       BLEND     GROWTH
14%          18%       44%        LARGE

1%           10%        9%        MEDIUM

0%            1%        3%        SMALL



Stock allocation by size and price-Growth stocks are higher priced stocks, meaning they have above-average P/E ratios, while value stocks, with their below-average P/E ratios, are lower priced stocks.


TOP  FIVE  NEW  STOCK  HOLDINGS
           ---



                                       % of Fund
Amgen Inc                                    2.4%
Ryland Group Inc                             2.3%
Ecolab Inc                                   2.0%
CommVault Systems Inc                        2.0%
Mednax Inc                                   1.7%



TOP  FIVE  STOCK  HOLDINGS



                                     % of Fund
Visa Inc                                   3.2%
American Tower Corp                        3.0%
Amgen Inc                                  2.4%
Comcast Corp                               2.4%
Ryland Group Inc                           2.3%



Investment objectives, risks, expenses, and other information about the Fund are contained in the prospectus. You may obtain a copy by calling 888.223.0600.
Please  review  it  carefully  before  investing.